Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Thriviva, Inc.
1309 Coffeen Ave Suite 3620
Sheridan, WY 82801
https://thriviva.com

Up to $1,069,995.00 in Common Stock at $7.50
Minimum Target Amount: $9,997.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Thriviva, Inc.
Address: 1309 Coffeen Ave Suite 3620, Sheridan, WY 82801
State of Incorporation: DE
Date Incorporated: August 12, 2021

Terms:

Equity

Offering Minimum: $9,997.50 | 1,333 shares of Common Stock
Offering Maximum: $1,069,995.00 | 142,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $7.50
Minimum Investment Amount (per investor): $300.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses

Time-Based Perks

Friends and Family

Invest within the first 72 hours and receive 10% bonus shares.

Super Early Bird

Invest within the first week and receive 7% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based Perks

Tier 1 | $1,000+

Invest $1,000 and receive 10% off any products + a 24 oz branded water bottle.

Tier 2| $2,000

Invest $2,000+ and receive a 24 oz branded water bottle, $100 worth of free products + 3% bonus shares.

Tier 3 | $5,000+

Invest $5,000+ and receive 6% bonus shares + 10% off products + $200 worth of free products.

Tier 4 | $10,000+

Invest $10,000+ and receive 10% bonus shares + 25% off products + $500 worth of free products.

Tier 5 | $25,000+

Invest $25,000+ and receive 12% bonus shares + 30% off products + $1,000 worth of free products.

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Thriviva, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.50/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $750. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Thriviva, Inc. ("Thriviva" or the "Company") is a C-Corporation organized under the laws of the state of Delaware that produces and sells plant-based nutritional foods and products. The Company's business model consists of selling its nutritional products through distributors as well as direct-to-consumer, focused on health-conscious consumers. Our products are sold across the United States at Walmart, Target, and Kroger and online on websites like Amazon.

Thriviva Inc is the parent company of Aspen Assets LLC and Bite Fuel LLC, a 100% owned or wholly-owned subsidiary which has been operated under the Company since 2021. The subsidiary company Aspen Assets LLC operate the Brand Reset360 a Snack Based Food / Supplement Brand and Bite Fuel LLC operates a Protein Cookie Food Operation. Each LLC fully operates the individual brands and related expenses. All Gross profits from both LLC's flows into Thriviva Inc and any related expenses that Thriviva would incur will be paid through Thriviva solely. If either LLC should need additional funds it would come from Thriviva and flow into each LLC according to what needed to be handled within the company. Each LLC is independentially managed and ran. The entities from time to time will negotiate cross collaborations with regards to marketing where both brands are handled by various marketing agencies and or advertising platforms we might deem fit to use with the company and they would share the expense equally.

Competitors and Industry

The health and wellness food market is expected to surpass $811B in 2021, the plant-based foods grew 27% in 2020, hitting $7B in sales in the US, and the North American sports nutrition market is valued at over $10M in 2020 and projected to grow 15% annually through 2027.

The Company has several major competitors in the health and wellness food market. Some of the top competitors in our industry include: Cliff Bars, RX Bars, and Kind Bars.. Cliff Bars is the industry leader and the Company's primary competition in the health and wellness food industry. RX Bars also owns a significant market share. Despite the present competitive landscape, the Company stands out in the health and wellness food industry because unlike our competitors, our bars and shakes include protein, fiber, vitamins, and minerals.

Current Stage and Roadmap

CURRENT STAGE

The Company's two brands, Reset360 and Bite Fuel are currently on the market and generating sales. Reset360 has operated in both the US and Canada for six years and has fully established manufacturing and distribution partnerships, an experienced customer support team, and a loyal customer base which includes over 300,000 email subscribers. Bite Fuel has had a successful run in CVS, Fred Meyer, and Kroger retail locations. Both brands are poised for entrance into new buyer segments as we prepare for dramatic market expansion through multiple sales channels.

FUTURE ROADMAP

The Company's efforts for the next few years will be focused on adding new complementary brands that can either provide niche products, like a keto brand or cross-sell to our existing customers, like a fitness-apparel line, which allows for continual growth over time.

We also plan on expanding market share, launching new category lines and products, growing our distribution network, research and development for our future products

The Team

Officers and Directors

Name: Kenny Gregg

Kenny Gregg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director & CFO
  Dates of Service: March 01, 2021 - Present
  Responsibilities: Running the entire company, CFO role, As well as overseeing and consulting marketing, logistics, inventory purchases. Paying all expenses and day-to-day operating costs. Kenny receives a salary compensation of $90K per year.

Other business experience in the past three years:

- **Employer:** Thrive Peak, Inc.
  Title: CEO
  Dates of Service: February 09, 2009 - Present
  Responsibilities: Marketing Director and Operations as well as day to running of the company.

Name: Barry Napier

Barry Napier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO & Director
  Dates of Service: March 01, 2021 - Present
  Responsibilities: Develop and oversee the marketing strategy at Reset360 and Bite Fuel. Barry receives a salary compensation of $90K per year.

Other business experience in the past three years:

- **Employer:** Local Business Academy
  Title: Founder & Chief Strategist
  Dates of Service: January 01, 2017 - February 01, 2021
  Responsibilities: Digital marketing expert specializing in direct response copywriting, e-commerce, and email marketing.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

AnyCommon Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Food & Beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock n the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, plant-based foods. Our revenues are therefore dependent upon the market for plant-based foods.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good

business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that plant-based foods are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find

prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Thriviva, inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Thriviva, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the TTB, U.S. Food and Drug Administration, U.S. Federal Trade Commission, and the Customs and Border Protection (CBP). These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products, including alcoholic beverage products, are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of

compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Substantial disruption to production at the manufacturing and distribution facilities we are engaged with could occur.

A disruption in production at the manufacturing facilities we are engaged with could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations. The consolidation of retail customers could adversely affect us. Retail customers, such as liquor stores in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business. Successful innovation depends on our ability to correctly anticipate consumer acceptance and to efficiently create these new products. However, as we invest in new products, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing distilling technologies, failure of third-party distilleries and / or co-packing facilities that we engage to operate in accordance with our specifications or expectations, as well as their inability to purchase additional equipment or required materials.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We may become heavily dependent on our distributors.

Our future distributors often represent competing spirits brands and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large brand, particularly if they rely on that entity for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Our future distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships.
Under most of these state laws, distribution agreements can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the spirits distribution industry, which could adversely affect the financial stability of distributors on which we rely.

In general, demand for our products is highly correlated with general economic conditions and the time of year.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our business is also subject to seasonal fluctuations, as tequila sales are typically higher during summer season. As a result of these factors, our financial results for any period of less than a year are not necessarily indicative of the results that may achieved for a full fiscal year.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in the alcohol industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and

product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to: • alcoholic beverage safety concerns, including food tampering or contamination; • security breaches of confidential guest or employee information; • employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or • government or industry findings concerning our products, of the bars and restaurants carrying the MEXI Seltzer brand. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel who are knowledgeable about the alcoholic beverage industry and distribution of alcoholic beverage products is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise as we grow and scale. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Barry Napier	690,000	Common Stock	34.5
Thrive Peak Inc. (100% owned by Kenny Gregg)	690,000	Common Stock	34.5

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 142,666 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 2,000,000 outstanding.

Voting Rights

One Vote per Share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,380,000
  Use of proceeds: Issuance of shares to Founders.
  Date: August 12, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Thriviva, Inc. was formed in 2021, the predecessor company, Aspen Assets LLC (now a subsidiary business) was formed in 2020. The financial provided reference Aspen Assets LLC and our discussion here also includes reference to our un-audited and unreviewed financials for 2021. These greatly changed after we acquired certain products and brands.

Currently the business generates between $80-100K monthly from March 2021 to present. Without the revenue for existing sales, the business would not be able to operate longer than 60 days.

Foreseeable major expenses based on projections:

Marketing costs and Inventory are the only major expenses we see based on projections and future growth. In order for us to goto the next level we need additional inventory and we have to invest upfront in marketing to expand our reach.

Future operational challenges:

Biggest challenge currently is inventory in three regards: 1) being able to get it in a timely manner. 2) Having enough inventory to ramp growth from direct to consumer campaigns. 3) Support expansion into retail. Currently, with cash flow and supply chain challenges, there's a major squeeze on cash assets. The business needs to place bigger orders, that are taking longer to produce, which in turn is limiting operating cash flow to grow new buyers. Additional capital can solve this problem by allowing larger orders to be more frequently placed. This ensures stock for current buyers and allows for new customer acquisition. This will expedite growth and create a more consistent upward sales trajectory.

Future challenges related to capital resources:

We've had to move very, very slowly because we have been out of product multiple times. But with additional capital resources, not only can we solve this issue and move forward quickly but also efficiently!

With the addition of more money in our company it would be possible for us to grow at a quicker pace than what is currently happening as well as being able to produce enough inventory so that there are no shortages.

Future milestones and events:

Without marketing and advertising, we will never be able to reach our true potential. As soon as we are finally able to invest in this area of the business, it is all but guaranteed that not only will revenue increase dramatically at a monthly level, but also exponentially over time. It won't just mean more money for the organization; rather with these investments come opportunities which can help propel us into the next phase of growth where our revenues grow from 2 million dollars per year up to our 5 year growth milestone of 20 million.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July, 2021, the Company has capital resources available in the form of Line of Credit 35,000 (Sellers Funding), 5,000 line of credit (Wells Fargo), 15,000 line of credit (Wells Fargo), 80,000 LOC (American Funding), Cash on Hand 140,000 Wells Fargo.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are required to support Inventory management and marketing growth. Without these funds, there isn't the required capital to invest in inventory or growth marketing. Both of these areas are necessary to achieve our growth goals.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for less than 1 month. This is based on a current monthly burn rate of $27,000 for expenses related to 65% Inventory, 20% Marketing, 5% R&D, 10% overhead (employees, shipping, etc).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 5 years. This is based on a current monthly burn rate of $27,000 for expenses related to 65% Inventory, 20% Marketing, 5% R&D, 10% overhead (employees, shipping, etc).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** Yardline
  Amount Owed: $59,000.00
  Interest Rate: 10.1%
  Maturity Date: February 01, 2022

- **Creditor:** American Funding
  Amount Owed: $36,000.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2021

- **Creditor:** Sellers Funding (LOC)

Amount Owed: $30,000.00
Interest Rate: 19.0%

- **Creditor:** Gottfried Institute (Reset360 Prev Owner)
  Amount Owed: $400,000.00
  Interest Rate: 5.5%
  Maturity Date: October 30, 2025

- **Creditor:** Wells Fargo (LOC)
  Amount Owed: $6,000.00
  Interest Rate: 12.0%

- **Creditor:** Wells Fargo (LOC)
  Amount Owed: $4,700.00
  Interest Rate: 4.99%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $15,000,000.00

Valuation Details:

Thriviva Inc. owns 3 distinct brands: Reset360, Reset360 Organics, and Bite Fuel. Each brand stands out from competition with unique products, strong branding, and clear benefits. From healthy snacks for athletes, to customers looking to eat healthier, detox their systems or switch to all natural, organic skincare, our brands help people achieve their health goals.

Our products contain unique, proprietary formulations with high-quality ingredients. One example is our dark chocolate chips, these zero sugar chips are great for those who want some sweetness but want to avoid excess sugar or weight gain. Our brands use proprietary formulas unique from other companies, like our plant based protein blend that's high in fiber while balancing fats. All our brands are trademarked brands and we control who and how they are marketed online and in retail stores.

Each brand is in a different stage of development. Reset360 has been operating for 5 years as a health food brand with over 64,000 customers and growing. The main products fill a unique niche: plant based healthy snacks that are low in sugar, healthy macros and great for the digestion system. These products appeal heavily towards women 30+ with an emphasis on health, weight management, and energy.

Reset360 Organics is a newly launched skincare line. These ulta-pure skincare formulations are unique blends of organic superfoods designed to promote anti-aging and skin health. Currently, Reset360 has two flagship serums with more unique formulations launching this year.

The third brand, Bite Fuel, has been operating for 3 years as a healthy snack brand in the functional food and fitness space. Bite Fuel has a large (22K) and engaged social following with significant growth opportunities. The flagship product is a soft-baked protein cookie that is low sugar, high protein, and moderate fat. These cookies are perfect for a healthy "snack on the go" for people in the fitness and sports industry. It has a broad appeal across age and gender demographics. With a loyal following, Bite Fuel has successfully expanded into retail stores as well as all major marketplaces online and direct sales via the Bite Fuel ecommerce store.

We have "set pace" to scale into 2022 and the valuation provided is tied to this growth cycle that will come to fruition in the later part of 2021 and explode into 2022 with an increase in marketing. With plans to continue our growth into retail and taking into account our 2022 growth projections, we will fully realize our valuation when combined with our current rate of sales. In more clearer terms we will experience a 3x growth over the next 14-18 months with a downside of 1.5x growth.

This valuation doesn't include international expansion that is under consideration for all brands. We are currently in talks with a partner to secure distribution in Canada, Mexico, and Europe. One clear implication from COVID and the pandemic, food is a major necessity and foods that support health are especially desired. Our healthy foods are self-stable, on-demand options that can be stored in a pantry, require no refrigeration, and can be stockpiled.

Thriviva has the right team in place for rapid expansion. Our CEO, Kenny Gregg, has over 30 years experience in growing businesses and leading teams. Kenny oversees daily operations, in addition he runs the logistics and customer service teams.

Our CMO, Barry Napier, has a deep background in leadership and innovation. He spent 8 years in leadership at Starbucks and 8 years consulting with Fortune 100 brands. Besides his food, retail, and leadership background, he heads up our 3 marketing teams. He has a team of five who run the core online advertising, he has a secondary team who runs our content and influencer marketing. Finally, he oversees the PR firm that specializes in expanding our brands via media publications. Overall, the team is fully functional, fully onboarded, and ready to dramatically expand our sales and impact moving forward..

The Company determined its pre money valuation internally based on analysis of the following factors.

1) 12 month look back for Reset360 Brand and the trajectory moving into 2022 and the acquisition of Bitefuel in 2021 tied to those increases.

2) Our customer database is large and adds a fair amount of value to the brand equity.

3) Our IP portfolio is strong and adds significant value to the Brand equity.

4) Over $455,000 in fully paid inventory will generate approximately 1.2 million in revenue alone.

5) We have used a very conservative approach to our forecasting and valuation using our team that has over 40 years of experience in the ecommerce & healthy food space. Our valuation includes prior experience in scaling quickly and the strength of the team we have in place.

6) Our 2022 product innovations are currently in R&D. We did not count these in our forecasts but believe they will add significant growth in 2022. New food products, new skincare, and new digital training products will all fuel future growth.

7) Our cost of goods (COGs) are expected to go down with increased purchasing power. This will lower risk and increase gross profits. These cost savings will allow for additional investment into marketing channels hence increasing exposure and new customers.

Currently, overall gross margin from Reset360 is at 63% and has historically remained stable based on the overall sales mix. Considering the last 2 years, we anticipate our gross margin will remain the same or improve slightly moving into 2021/2022.

8) We used industry metrics and our internal team to generate a conservative 2022 sales and distribution forecast. A recently published 2020 food brand companies' sales comparables placed the industry standard valuation of 15x EBITDA. Based on that industry standard, we would be at a $15 mm valuation based on forecasts tied to our 2021-2022 EBITDA. Our applied multiple is below the current industry standard for e-commerce food based businesses (16.5x) to reflect the risks associated with possible setbacks or unforeseen obstacles. Our valuation is in line with industry averages considering the case of RX Bars, Kind Bars, and Highkey Cookies.

Considering only the Reset360 2020 EBITDA of $600K, valuation would be set at $10M. This valuation factors in a 15% projected growth for Reset360 based on competitor growth with RX Bars. Current COGS and Gross Margin are expected to continue along past rates into 2021/2022. Monthly expenses are expected to remain the same with the exception of marketing costs which will scale with growth.

When adding the Bite Fuel brand projected revenue and profit based on 2020 EBITDA, along with competitor data from Highkey, we can conservatively plan for 15% growth. When factoring in projected 2021-2022 growth of Reset360 and Bite Fuel, this would put overall projected growth and valuation for Thrivivia at $15M based on this model.

RX Bars reported $7M in sales in 2016 (1) and was purchased by Kellogg in 2017 for $600M (2). Kind bars reported $332M in sales in 2019 (1). Kind was purchased by Mars in 2020 for $5B (2). Highkey reported $100K in 2018, $10M in 2019, with a pace of $16.5M moving into 2020-2021 (1) (2).

The company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, is converted to common stock; (ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan, if any, are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,069,995.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  33.5%
  Facebook, Google, Youtube, Direct Mail, Print, Media Spots, Influencers.

- *Inventory*
  44.0%
  The funds will be used for inventory purchases.

- *Operations*
  14.0%
  Ongoing overhead increases and expenses, rent, payroll, legal fees, and vendor payments.

- *Research & Development*
  5.0%
  Develop and expand our product offerings.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://thriviva.com (https://shop.reset360.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/thriviva

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Thriviva, Inc.

[See attached]

ASPEN ASSETS, LLC

FINANCIAL STATEMENTS
FROM INCEPTION (MAY 14, 2020) TO DECEMBER 31, 2020
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Aspen Assets, LLC
Sheridan, Wyoming

We have reviewed the accompanying financial statements of Aspens Assets, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the periods as of Inception (May 14, 2020) to December 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 16, 2021
Los Angeles, California

Aspen Assets, LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Total current assets	**-**
Total assets	**$ -**
LIABILITIES AND MEMBERS' EQUITY	
Total liabilities	**-**
MEMBERS' EQUITY	
Members' equity	-
Total members' equity	**-**
Total liabilities and members' equity	**$ -**

See accompanying notes to financial statements.

Inception (May 14, 2020)	December 31, 2020
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Inception date (May 14, 2020)	**$ -**
Net income/(loss)	-
Balance—December 31, 2020	**$ -**

See accompanying notes to financial statements.

Inception (May 14, 2020) to December 31,		2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Net cash provided/(used) by operating activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Members contribution		-
Net cash provided/(used) by financing activities		**-**
Change in cash		-
Cash—beginning of year		-
Cash—end of year	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Aspen Assets, LLC, formed on May 14, 2020 in the state of Wyoming. The financial statements of Aspen Assets, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sheridan, Wyoming.

Aspen Assets is a healthy lifestyle company that owns two health-oriented brands: Reset360 and Bite Fuel. Reset360 makes healthy eating easy with honest nutrient rich plant-based foods that taste delicious, unique science-based supplements that fill in the nutritional gaps and the world's best doctor directed online classes that teach you how to build a healthy lifestyle. Bite Fuel makes healthy protein cookies and foods that help people get fit.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. All Reset360 and Bite Fuel products are sold online directly to consumers primarily through Amazon and Shopify. Our food products are also on other major online shopping platforms like Target.com and Walmart.com among others.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has recently commenced operations and is not currently under examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 16, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DEBT

The company currently has no debt.

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Member's name	Ownership percentage
Thrive Peak, Inc	34.5%
Barry Napier	34.5%
Marcus Palm	10.0%
Martin Curle	10.0%
Kyle Style	10.0%
Christopher Poh	1.0%
TOTAL	**100.0%**

5. RELATED PARTIES

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through August 16, 2021 the date the financial statements were available to be issued.

On February 25, 2021, the company entered into an Asset Purchase Agreement with Gottfried Institute (''Seller''), who is the owner and operator of ecommerce websites and other assets devoted to the sales of digital solutions and nutrition products via the Websites and other online and offline channels. In consideration of the Purchase Price of $ 1,325,000, the ''Seller'' agreed to sell all of the assets which are currently owned, or being used in, the operation of the Websites or the Business, including, but not limited to, all properties, rights (contractual or otherwise) of every kind, nature and description, real, personal and mixed, tangible and intangible. The purchase price for the Assets is $1,325,000 will be paid as follows: a) $385,000 payable by wire transfer in same day funds to Seller at Closing b) $940,000 the balance shall be paid to Seller pursuant to the terms of a Secured Promissory Note

On March 10, 2021, the company entered into a Purchase and Sale of Future Receipt Agreement with Yardline Capital Corporation. The company agreed to sell, assigns and transfers to Yardline Capital Corporation without recourse, the purchased amount of $143,750. The net amount to seller is $ 115,000 and it includes initial weekly amount is $2,764.43

On March 15, 2021, the company entered into a Revolving Loan Agreement with SellersFunding International Portfolio LTD, in the amount of $15,000. The loan has maturity date as of March 15, 2022 and bears an interest rate of 19% per annum.

On March 16, 2021, the company entered into a Loan Agreement with Amazon Lending in the amount of $24,000. The loan matures after 12months and bears an interest rate of 10.99%.

On April 15, 2021, the company entered into a Revenue Sharing Agreement with Fortunafi Asset Management LLC. Fortunafi has agreed to make an investment of $200,000 in exchange for the performance by the Company of certain financial obligations. The Investment shall be used for payroll, advertising, marketing, cost of goods sold, service and professional fees, and any other expenses directly attributable to sales of health food products in exchange for the performance by the Company of certain financial obligations. The Company agrees to compensate Fortunafi in the amount of 3.5% (the "Royalty Rate") of monthly gross revenue ("Revenue"), calculated on the last day of each calendar month, payable within seven (7) Business Day of each month-end (each, a "Payment Amount"). The Company is granted the option to terminate this Agreement, resulting in the release of contractual obligations subject thereto, at any time during the life of this Agreement, upon receipt to Fortunafi from the Company of an amount equal to 2.0 times (the "Buyout Rate") the Investment Amount, or $400,000 USD (the "Buyout Amount").

On May 7, 2021, the company (Purchaser) entered into an Asset Purchase Agreement with Eric Shen (''Seller''), where Seller sells, assigns, transfers, conveys and delivers to the company , and the Company purchases from Seller, all of the assets of the Seller which are currently owned by, or being used in, the operation of the Websites or the Business, including, but not limited to, all properties, rights (contractual or otherwise) of every kind, nature and description, real, personal and mixed, tangible and intangible, known or unknown, wherever located (collectively, the Assets). The price for the Assets is $50,000 and the allocation of the Purchase price is $24,000 for the Assets, $1,000 for the Consulting Services, $5,000 for Goodwill, and $20,000 for inventory.

On June 24, 2021, the company entered into a Business Line of Credit and Security Agreement with Headway Capital, LLC, in the amount of $15,000. The company may obtain multiple advances under the line of credit, and the amount of credit available to the company will generally be to the extent that the company repays any outstanding balance. The company will be charged with interest in an amount equal to the Balance Subject to Interest Rate times the applicable Daily Periodic Rate (0.22%). This line of credit is guaranteed by the company's founder and CEO Kenny Gregg.

On June 24, 2021, the company entered into a Revenue Purchase Agreement with American Funding Services in the amount of $30,000. The purchased percent is 12% and the purchased amount is $41,790, with weekly remittance of $1,908.

On July 27, 2021, all members of Aspen Assets LLC entered into a Share Exchange Subscription agreement with Thriviva, Inc. a Delaware corporation, whereas all their memberships interests were exchanged for shares of common stock of Thriviva, Inc, with Aspen Assets LLC becoming a wholly owned subsidiary of Thriviva, Inc through this reorganization.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Thriviva

Your Whole World Just Got Healthier.


Healthy Snacks
For People
On the Go

Website | Sheridan, WY | FOOD & BEVERAGE

$19,274 raised

16 Investors	$15M Valuation
$7.50 Price per Share	$300.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Thriviva is here to make your whole world healthier. Harnessing the potential of two powerful health brands, Reset360 and Bite Fuel, Thriviva delivers truly delicious and nutritious plant-based foods, snacks, smoothies, and supplements to grab on the go and fuel your inner warrior.

Reasons to Invest

- The health and wellness food market is expected to surpass $811B in 2021, while plant-based foods grew 27% in 2020, hitting $7B in sales in the US. With more than half of all consumers looking for healthier and more natural products, sales will trend upward as demand increases.
- Reset360 and Bite Fuel have a combined annual revenue of nearly $3M, positioning Thriviva for massive growth through both new and established distribution partnerships, including retailers such as Walmart, Target, CVS, and Krogers.
- Thriviva's ability to add brands to its portfolio that tap into new and adjacent markets, such as keto products and athletic apparel, sets the company on a path of continual growth and expansion.

OVERVIEW

On-the-go, plant-based foods that taste delicious

Our society is more health conscious than ever. The health and wellness food category is growing as more and more people recognize that nutrition is vital to overall well-being; many now view their food choices as carefully as decisions about medication. At the end of the day, it's simple: People want healthy food options that taste good, are genuinely good for them, and make their lives easier.

Thriviva checks every one of these boxes, delivering best-in-class plant-based health foods and sports nutrition snacks that fit into a busy lifestyle. We have a delicious array of products under our two sub-brands, Reset360 and Bite Fuel, each of which caters to its own target audience.


Thriviva Checks All Your Boxes
Healthy Food That:
Tastes Good
Is Good For You
Makes Life Easier
SUPER POWER BAR

Rewards

Get rewarded for investing more into Thriviva:

$300+ Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$1,000+ Investment

Tier 1

Invest $1,000 and receive 10% off any products + a 24 oz branded water bottle.

$2,000+ Investment

Tier 2

Invest $2,000+ and receive a 24 oz branded water bottle, $100 worth of free products + 3% bonus shares.

$5,000+ Investment

Tier 3

Invest $5,000+ and receive 6% bonus shares + 10% off products + $200 worth of free products.

$10,000+ Investment

Tier 4

Invest $10,000+ and receive 10% bonus shares + 25% off products + $500 worth of free products.

$25,000+ Investment

Tier 5

Invest $25,000+ and receive 12% bonus shares + 30% off products + $1,000 worth of free products.

Reset360 serves up tasty plant-based health foods, snacks, smoothies, and supplements for your everyday consumer, while Bite Fuel specializes in soft-baked protein cookies for the sports nutrition market. Each product delivers the exact right nutrients, with optimum blends of protein, carbs, and fats—health foods that are actually healthy, unlike what you'll find with most of our competitors. As an established brand that knows its way around online sales and distribution, we've only just scratched the surface of what's possible, placing us in the perfect position for tremendous growth.



reset360
Plant-Based
Health Foods
Snacks
Smoothies
Supplements
For The Everyday Consumer



Soft-Baked Protein Cookies
For The Sports Nutrition Market
BITE FUEL
Power Bites

THE PROBLEM

Nutritional awareness is at an all-time high, but most health foods don't deliver

The widespread effects of the COVID-19 pandemic have put our individual and collective health in the spotlight. The desire to be healthy has never been so clearly at the forefront of everyone's mind. As a result of the extended lockdowns, direct purchase e-commerce and online food shopping exploded and eating at home skyrocketed. But wherever it comes from, one thing remains constant: healthy or not, people want their food to taste good. Other plant-based snacks and shakes on the market present three glaring issues: first, they can taste terrible; second, they may severely lack true nutritional value; and third, they can be boring and unsatisfying. Let's face it—people want food to feel fun, energizing, and exciting, and the current options fall woefully short.



Today's Plant-Based Foods
Taste Terrible
Lack Nutrition
Are Boring

THE SOLUTION

Plant-based foods that check every box

At Thriviva, we believe you shouldn't need to sacrifice taste in order to achieve health. Our snack bars are moist and chewy with dark chocolate chunks and nuts. Our protein shakes are creamy with rich, full-bodied flavors. Our cookies are soft and chewy with a true treat-like taste, packed with protein, fiber, vitamins, and minerals. Compare this to our competitors, whose shakes taste chalky and bitter, and whose bars manage to be both packed with sugar and reminiscent of cardboard. Successfully building easy, accessible, and sustainable habits around healthy eating needs to be enjoyable—and this is where our products shine.


BITE FUEL
Power Bites
protein cookies
double chocolate
We Made Eating Healthy
An Easy Choice

Reset360 and Bite Fuel are both direct-to-consumer products manufactured in the US, sold via our own websites, on Amazon, and on all major online retailers, such as Walmart, Target, and Krogers. Some consumers might buy from all our brands, but many will stick to specific niches. Currently, Bite Fuel averages approximately $10K in monthly sales on Amazon, while Reset360 has averaged approximately $1.8M for each of the last few years.


SUPER POWER BAR
reset360
Average Revenue
$1.8M/Year
BITE FUEL
Amazon Revenue
$10K/Month
BITE FUEL
protein cookies
HIGH PROTEIN | GLUTEN FREE
protein cookies
lemon white chip

THE MARKET

The health and wellness food market is exploding

Thriviva's products are positioned at the nexus of several explosive markets. In 2020, the health food and beverage category netted $105B in revenue, while globally, the health and wellness food market is expected to surpass $811B in 2021.



The Health & Wellness Food Market
$726B+
2017
$768B+
2019
$811B+
2021
SUPER POWER BAR
PLANT-BASED ORGANIC
DARK CHOCOLATE

(Source)

Zooming in, we're targeting two specific subcategories with rapid momentum and expanding demographics: plant-based foods and sports/fitness nutrition. The plant-based foods market grew 27% in 2020, hitting $7B in U.S. sales, while the North America sports nutrition market, valued at over $10M in 2020, is projected to grow 15% annually through 2027.



$7B
Plant-Based Foods Market
$10B
N.A. Sports Nutrition Market
SUPER POWER BAR
reset

(Source 1 and Source 2)

OUR TRACTION

Successfully established and ready for mass market expansion

Our products are wildly popular with fitness enthusiasts and weight-conscious individuals alike—just check out our thousands of five-star reviews. Thriviva's Reset360 brand, which focuses on bars, shakes, and supplements, generates $1.8M in annual revenue and is on track for significant growth in online sales via Shopify and Amazon.

Reset360 has operated in both the US and Canada for six years and has fully established manufacturing and distribution partnerships, an experienced customer support team, and a loyal customer base which includes over 300,000 email subscribers.

Bite Fuel has had a successful run in CVS, Fred Meyer, and Kroger retail locations. Both brands are poised for entrance into new buyer segments as we prepare for dramatic market expansion through multiple sales channels.



WHY INVEST

There's no better moment to invest in nutritional health

Thriviva is positioned for the ultimate win-win: providing foods that make the world healthier at a moment when the world is thinking more about their health than ever before. As an investor, you're looking at dramatic market expansion and the opportunity to jump onboard at the start of a huge growth cycle. With Thriviva, it's not just about the growth of one product, but of an entire suite of niche brands.

With Thriviva, we're building a household name known for best-in-class health foods as well as complementary lifestyle products, such as Reset360 Organics Skincare, our recently launched line of organic botanicals. Our ability to add new brands that either tap into new markets, such as Keto, or appeal to our existing customers, such as a fitness apparel line, sets Thriviva on a path of continual growth.


We're Positioned For
The Ultimate Win-Win
We're providing foods that make the world healthier at a moment when the world is thinking more about their health than ever before
SUPER POWER
BAR
SUPER POWER
BAR
SUPER POWER
PLANT-BASED ORGANIC
BAR
Formulated for Dr. Sara Gottfried
Contains 8 Super Power Bars

Meet Our Team


Kenny Gregg CEO

Kenny Gregg

CEO, CFO & Director

With over 30 years of experience in marketing and leadership, I'm thrilled to lead Thriviva. I started out running a computer educational learning business in the late '90s in the medical niche. When the internet started to grow in the early 2000's I began to pursue my passion in marketing and building businesses.

I saw the internet changing rapidly. I teamed up with a few professional marketers and business owners. We built several successful companies from eCommerce brands, saas apps, & Amazon Stores. I realized early in my career that to have success in business you need to learn marketing and systematize your marketing. Find something people want and need, make it the best by improving every step of the way.

I co-founded and launched an online SAAS tools website. I also co-founded, built, and sold an e-commerce site in 2017.

With all these achievements, I now devote my knowledge and passion to growing Thriviva into a global brand. We are making it even easier for people to eat healthily and achieve their goals.


Barry Napier CMO

Barry Napier

CMO & Director

Thriviva CMO, Barry Napier, has a deep background in leadership and innovation. He spent 8 years in leadership at Starbucks and 8 years consulting with Fortune 100 brands.

Besides his food, retail, and leadership background, he heads up our 3 marketing teams.

He has a team of five who run the core online advertising, he has a secondary team who runs our content and influencer marketing. Finally, he oversees the PR firm that specializes in expanding our brands via media publications.

Overall, as the marketing team leader, Barry brings his passion for building high-performing teams and his strategic growth marketing mind to Thriviva. His team is fully functional, fully onboarded, and ready to dramatically expand Thriviva sales moving forward.

Offering Summary

Company :	Thriviva, Inc.
Corporate Address :	1309 Coffeen Ave Suite 3620, Sheridan, WY 82801
Offering Minimum :	$9,997.50
Offering Maximum :	$1,069,995.00
Minimum Investment Amount (per investor) :	$300.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 1,333

Maximum Number of Shares Offered : 142,666

Price per Share : $7.50

Pre-Money Valuation : $15,000,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses

Time-Based Perks

Friends and Family

Invest within the first 72 hours and receive 10% bonus shares.

Super Early Bird

Invest within the first week and receive 7% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based Perks

Tier 1 | $1,000+

Invest $1,000 and receive 10% off any products + a 24 oz branded water bottle.

Tier 2| $2,000

Invest $2,000+ and receive a 24 oz branded water bottle, $100 worth of free products + 3% bonus shares.

Tier 3 | $5,000+

Invest $5,000+ and receive 6% bonus shares + 10% off products + $200 worth of free products.

Tier 4 | $10,000+

Invest $10,000+ and receive 10% bonus shares + 25% off products + $500 worth of free products.

Tier 5 | $25,000+

Invest $25,000+ and receive 12% bonus shares + 30% off products + $1,000 worth of free products.

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Thriviva, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.50/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $750. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Our community is growing and progressing towards our first milestone!

6 days ago

Our community is growing! Just yesterday we welcomed our 15th investor and continue to pick up momentum. All our early investors have benefited from bonus shares and there's 4 more days left on the early bird perk.

It's a great time to get in for those bonus shares!

We are making excellent progress towards our first funding milestone which will increase our exposure on the Start Engine platform.

Additionally, we are in the final stages of editing new social media videos that will help get the message out.

As soon as we get those videos, we'll be sure to share with you and begin broadcasting on social media channels like Facebook and Instagram.

In the meantime let's continue to build grassroots support for our healthy eating mission!

Welcome Friends, Family, and Investors! We're building momentum and pushing towards the first big milestone.

12 days ago

Welcome to Team Thriviva! If you're an investor or just following the campaign, we're glad to have you here!

We've had a great initial launch with lots of interest that's building into some exciting momentum.

Here's what we're focused on right now - the next big goal is breaking $10K then pushing hard to crack through the $45K mark in the first 30 days.

In case you are new to Start Engine, here's how it works - now that our campaign is official, we want to get hit 45K as that opens up our campaign to more internal marketing from the Start Engine team.

After that, we'll begin informational and advertising campaigns that bring in additional investors.

Overall, this is a process that takes time and we're excited for the journey!

You can expect regular and ongoing updates from us, generally we'll shoot for two updates a week so you can stay in the loop but don't overwhelm.

We have so many exciting updates to share from both our brands - from increased media exposure and influencer growth to new products launching this fall.

Thanks for being here, looking forward to our journey.

Barry - CMO Thriviva

END OF UPDATES

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Bob D. 17 days ago
Hi, you reference revenue and EBITDA numbers in the offering doc, but you don't show the consolidated financials (all we can see are 0s). Is there a way to see the historic financials? Thanks

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Kenny: This year, the health food and wellness market is expected to surpass $811bn in sales in 2021 up from $789bn in sales in 2020. That's nearly $1 Trillion consumers are spending on food that is supposed to be healthy and make them feel good.

But how many of them actually do? In our experience, very few.

Barry: We find that health foods typically fall into two categories. Actually healthy foods that deliver on nutrition but taste like dirt, and "healthy foods" that taste good but aren't actually healthy. They're loaded up on sugar, fat, and artificial ingredients, while being low on protein, vitamins, minerals and all the other good stuff people are hoping for when they buy health food.

The thing is, consumers increasingly demand healthy foods that taste amazing.

Kenny: That's where Thriviva comes in. We're building a portfolio of healthy food companies that taste amazing AND deliver on the nutritional front. We've started off with two brands, Reset360 and Bite Fuel, and plan to make more acquisitions in the future.

Reset 360 services up plant-based protein bars, shakes, supplements, a line of keto and paleo chocolates, and we've also branched into organic plant-based skincare products. Bite Fuel offers up treat-like protein cookies and protein-packed granola that our customers are obsessed with.

These products sit within two rapidly growing niches.

Barry: Reset 360 is fueling the exploding plant-based food market, which reached $7B in sales in 2020, up 27% in the US market from 2019. Reset360's annual revenue was $1.8M, and it's poised to capitalize on the huge upswing in plant-based demand from consumers. In fact, when polled, as more Americans try plant-based foods they want to be healthier but they also want the food to taste good. Reset360 checks both these boxes.

Bite Fuel is becoming a favorite in the fitness and sports nutrition markets and is ready for dramatic growth through sales on Amazon and in grocery stores like CVS and Kroger. With over 22,000 engaged fans on Instagram, Bite Fuel is a hype-worth brand ready to go viral.

Kenny: We aim to expand our current brand offerings and build new brands, an effort we're confident our team can execute. Besides our skilled executive team, our 100% doctor lead scientific advisory board is filled with experts in the health and nutrition space. Together, with our excellent internal team and your investment, we're ready to take Thriviva to the next level.

We're on a mission to make healthy eating easy, accessible, and delicious. Join us today by investing in Thriviva on StartEngine.

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Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.